PIONEER CAPITAL ASSOCIATES, INC.
                           3422 Old Capitol Trail, Suite 225
                            Wilmington, Delaware 19808


December 26, 2007


VIA EDGAR
Securities and Exchange Commission

         Re:   Pioneer Capital Associates, Inc.
                  Withdrawal of Registration Statement on Form SB-2 File No. 333-140514

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Pioneer Capital Associates, Inc.
(the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, and amendments, together with all exhibits thereto, commission File No. 333-140514 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on February 8, 2007.

The Registrant is requesting this withdrawal because of continuing ongoing developments with regard to the Registrant's business and financings. As a result, the Registrant has determined not to proceed with the contemplated offering. No securities have been sold pursuant to the Registration Statement and the Registration Statement has not been declared effective by the Commission.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act. Please note that, if available, the Registrant may undertake a subsequent private offering of its securities pursuant to Rule 155(c) of the Securities Act.

Accordingly, the Registrant hereby respectfully requests that an Order Granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact John Petros at Pioneer Capital Associates, Inc., legal counsel to the Registrant, at 972-832-1156. Please provide a copy of the order consenting to this withdrawal to Mr. Petros by fax at 267-589-5963.

Very truly yours,

PIONEER CAPITAL ASSOCIATES, INC.


By: /s/ John Petros
    John Petros, Director